UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Hudson Global Inc.
(Formerly, Hudson Highland Group, Inc.)
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

443787106
(CUSIP Number)

December 31, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1 (b)
☐	Rule 13d-1 (c)
☐	Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

EIN 23-2856392
Schneider Capital Management Corporation

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☐

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION
PENNSYLVANIA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER
830,986

6.      SHARED VOTING POWER
None

7.      SOLE DISPOSITIVE POWER
1,612,641

8.      SHARED DISPOSITIVE POWER
None

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,612,641

10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  ☐

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
4.87%

12.    TYPE OF REPORTING PERSON
IA

Item 1.

(a)	Name of Issuer
Hudson Global Inc.

(b)	Address of Issuer's Principal Executive Offices

560 Lexington Avenue
5th Floor
New York, New York 10022

Item 2.

(a)	Name of Person Filing
SCHNEIDER CAPITAL MANAGEMENT CORPORATION

(b)	Address of Principal Business Office or, if none, Residence
460 E. Swedesford Rd., Suite 2000
Wayne, PA  19087

(c)	Citizenship
UNITED STATES

(d)	Title of Class of Securities
COMMON STOCK

(e)	CUSIP Number
443787106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act

(b)	☐	Bank as defined in section 3(a)(6) of the Act

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E)

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F)

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G)

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J)

Item 4.	Ownership.

(a)         Amount Beneficially Owned:
1,612,641

(b)         Percent of Class:
4.87%

(c)         Number of shares as to which such person has:

(i)           Sole power to vote or to direct the vote
830,986
(ii)          Shared power to vote or to direct the vote
None
(iii)         Sole power to dispose or to direct the disposition of
1,612,641
(iv)         Shared power to dispose or to direct the disposition of
None

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
None

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
N/A

Item 8.	Identification and Classification of Members of the Group.
N/A

Item 9.	Notice of Dissolution of Group.
N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2015
Date

/s/ Gary P. Soura, Jr.
Signature

GARY P. SOURA, JR.
SR. VICE PRESIDENT
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)